Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 27, 2008

PAGE TITLE	iPath® HOME PAGE
URL	http://www.ipathetn.com/index.jsp

[Main Headline]

iPath® Exchange Traded Notes (ETNs)

[Area above top navigation]
WELCOME, GUEST.REGISTER | LOGIN | CONTACT US | ABOUT BARCLAYS

[Top of page tab navigation – all pages]
About iPath ETNs	Product Information	Investor Materials	Events & eLearning

[Center Flash Promo] [Flash image ICI Promo]

[Left-side of page navigation – all pages]

Commodities
[Flyouts]
iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN (DJP)

iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN (JJA)

iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN (JJC)

iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN (JJG)

iPath® Dow Jones-AIG Energy Index Total Return Sub-IndexSM ETN (JJE)

iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN (JJM)

iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN (COW)

iPath® Dow Jones-AIG Natural Gas Index Total Return Sub-IndexSM ETN (GAZ)

iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN (JJN)

iPath® S&P GSCI™ Total Return Index ETN (GSP)

iPath® S&P GSCI™ Crude Oil Total Return Index ETN (OIL)

Currencies

[Flyouts]

iPath® EUR/USD Exchange Rate ETN (ERO)

iPath® GBP/USD Exchange Rate ETN (GBB)

iPath® JPY/USD Exchange Rate ETN (JYN)

Emerging Markets

[Flyout]

iPath® MSCI India IndexSM ETN (INP)

Strategies

[Flyout]

iPath® CBOE S&P 500 BuyWrite IndexSM ETN (BWV)

iPath® Optimized Currency Carry ETN (ICI)

[Bottom Promotion Area]

IPATH ETNS OFFER

•	Cost efficiency

•	Daily exchange liquidity

•	Index tracking

Learn More >

IPATH ANNOUCEMENTS

January 15, 2008 - Barclays will resume lending iPath India notes from inventory as available from time to time and as consistent with its normal trading practices.

•	View all iPath® MSCI India IndexSM ETN announcements.

IPATH EDUCATION (FP version)

Get the latest portfolio management strategies with iPath® ETNs:

•	Diversification with iPath® Commodity ETNs

•	Risk Management with iPath® CBOE S&P 500 BuyWrite Index ETN

RESOURCES (II version)

Get the latest info sheets from the Investor Materials sections

Learn More >

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

A “buy-write” strategy consists of a hypothetical portfolio consisting of a “long” position in the components of an underlying index and the sale of a succession of one-month, at- or slightly out-of-the-money call options on the underlying index or its components. An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

In addition to factors affecting commodities generally, index components composed of futures contracts on natural gas or other energy-related commodities may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These include changes in the level of industrial and commercial activity with high levels of energy demand; disruptions in the supply chain or in the production or supply of other energy sources; price changes in alternative sources of energy; adjustments to inventory; variations in production and shipping costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry IndexTM is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM ”, “Dow Jones-AIG Agriculture Total Return Sub-IndexSM”, “Dow Jones-AIG Copper Total Return Sub-IndexSM”, “Dow Jones-AIG Energy Total Return Sub-IndexSM”, “Dow Jones-AIG Grains Total Return Sub-IndexSM”, “Dow Jones-AIG

Industrial Metals Total Return Sub-Index SM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P GSCI™,” “S&P GSCI™ Index,” “S&P GSCI™ Total Return Index,” “S&P GSCI™ Crude Oil Total Return Index” and “S&P GSCI™ Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCI™ Index, the S&P GSCI™ Total Return Index, the S&P GSCI™ Crude Oil Total Return Index, and S&P GSCI™ Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”).Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ Index or any of its subindexes to track general commodity market performance.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500,” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

Barclays Intelligent Carry IndexTM and the USD Intelligent Carry IndexTM are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

PRIVACY POLICY | TERMS OF USE | BARCLAYS | BARCLAYS CAPITAL INC. | BARCLAYS GLOBAL INVESTORS | PRESS RELEASES

©2008 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

PAGE TITLE	Product Information
URL	http://www.ipathetn.com/product_info.jsp

[Header]

PRODUCT INFORMATION

[Subhead]

iPATH EXCHANGE TRADED NOTES

ISSUER DETAILS:	Barclays Bank PLC

DAILY LIQUIDITY:	iPath ETNs can be bought or sold anytime during market hours.

[Graphic] PRINT THIS PAGE	[Graphic] iPath Product List

Product Name	Ticker	Yearly Fee (%)	Category	Exchange	Maturity Date
iPath® CBOE S&P 500 BuyWrite IndexSM ETN	BWV	0.75	Strategies	AMEX	05/28/37
iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN	JJA	0.75	Commodities	NYSE Arca	10/22/37
iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	0.75	Commodities	NYSE Arca	06/12/36
iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN	JJC	0.75	Commodities	NYSE Arca	10/22/37
iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN	JJE	0.75	Commodities	NYSE Arca	10/22/37
iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN	JJG	0.75	Commodities	NYSE Arca	10/22/37
iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN	JJM	0.75	Commodities	NYSE Arca	10/22/37
iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN	COW	0.75	Commodities	NYSE Arca	10/22/37
iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN	GAZ	0.75	Commodities	NYSE Arca	10/22/37
iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN	JJN	0.75	Commodities	NYSE Arca	10/22/37
iPath® EUR/USD Exchange Rate ETN	ERO	0.40	Currencies	NYSE Arca	05/14/37
iPath® GBP/USD Exchange Rate ETN	GBB	0.40	Currencies	NYSE Arca	05/14/37
iPath® JPY/USD Exchange Rate ETN	JYN	0.40	Currencies	NYSE Arca	05/14/37
iPath® MSCI India IndexSM ETN	INP	0.89	Emerging Markets	NYSE Arca	12/18/36
iPath® S&P GSCITM Crude Oil Total Return Index ETN	OIL	0.75	Commodities	NYSE Arca	08/14/36
iPath® S&P GSCITM Total Return Index ETN	GSP	0.75	Commodities	NYSE Arca	06/12/36
iPath® Optimized Currency Carry ETN	ICI	0.65	Strategies	NYSE Arca	1/28/38

PRIVACY POLICY | TERMS OF USE | BARCLAYS | BARCLAYS CAPITAL INC. | BARCLAYS GLOBAL INVESTORS | PRESS RELEASES

©2008 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Page Title	Investor Materials
URL	http://www.ipathetn.com/investor_materials.jsp

[Header]

INVESTOR MATERIALS

Get the details you need to make informed decisions about iPath ETNs. Our comprehensive prospectuses cover pricing, product descriptions, investment risks, distribution plans, tax considerations and much more.

[Category]

PROSPECTUS & FACT SHEETS

iPath Commodity ETNs [Flyouts]

iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN
Prospectus Info Sheet

iPath® S&P GSCI™ Total Return Index ETN
Prospectus Info Sheet

iPath® S&P GSCI™ Crude Oil Total Return Index ETN
Prospectus Info Sheet

iPath Currency ETNs [Flyouts]

iPath® EUR/USD Exchange Rate ETN (ERO)
Prospectus Info Shee

iPath® GBP/USD Exchange Rate ETN (GBB)
Prospectus Info Sheet

iPath® JPY/USD Exchange Rate ETN (JYN)
Prospectus Info Sheet

iPath Emerging Markets ETNs [Flyouts]

iPath® MSCI India IndexSM ETN
Prospectus Info Sheet

iPath Strategies ETNs [Flyouts]

iPath® CBOE S&P 500 BuyWrite IndexSM ETN (BWV)
Prospectus Info Sheet

iPath® Optimized Currency Carry ETN (ICI)
Prospectus Info Sheet

[Category]
CATEGORY BASICS

Commodities [Flyout]

Using Commodities to Diversify
Commodity Basics

Strategies [Flyout]

iPath® Optimized Currency Carry ETN (ICI)
ICI Product Strategy Brief
Currency Basics

[Category]
ETN INFORMATION

Frequently Asked Questions
iPath Product List
iPath Trading Strategy Report

*	Other names and brands may be claimed as the property of others.

CONTACT US

For any iPath ETN-related questions, contact us at: ipathetn@barclaysglobal.com or call 1-877-76-iPATH

TOOLS

Download Adobe Reader*

PRIVACY POLICY | TERMS OF USE | BARCLAYS | BARCLAYS CAPITAL INC. | BARCLAYS GLOBAL INVESTORS | PRESS RELEASES

©2008 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

PAGE TITLE	iPath® Optimized Currency Carry ETN
TAB	Overview
URL	http://www.ipathetn.com/iPath-Optimized-Currency-Carry-ETN.jsp

[Header Graphic]

iPath® Optimized Currency Carry ETN (ICI)

The Barclays Intelligent Carry Index™ adopts an innovative strategy to enable investors to capture returns from foreign currency markets. The index is designed to reflect the total return of an “Intelligent Carry Strategy”, which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies sometimes referred to as the “carry trade”. The pool of currencies to which the index may apply these strategies is commonly referred to as the “G10 currencies” and includes the U.S. dollar, the euro, the Japanese yen, the Canadian dollar, the Swiss franc, the British pound sterling, the Australian dollar, the New Zealand dollar, the Norwegian krone and the Swedish krona.

[Tabs]

OVERVIEW

[Graphic] PRINT THIS PAGE

Market Data    Profile    Returns    Currency Breakdown    Correlations

Related Links

Prospectus

Info Sheet

ICI Product Strategy Brief

•	Indicative Value Information

•	Data Downloads
(CSV	Files)

Market Data		As of 02/19/2008
Closing Price	$49.08	Volume	500
Net Change	$0.40	20-Day Volume Average	2,000
% Change	0.82%	Shares Outstanding	300,000
High	$49.08	Market Capitalization*	$14,613,000
Low	$49.08	Daily Indicative Value†	$48.71

*	Market Capitalization = Daily Indicative Value x Shares Outstanding
†	Source: Barclays Bank PLC. The “Daily Indicative value” is historical, does not guarantee future performance, and is shown for illustrative purposes only. The issuer or an affiliate will provide the official Redemption Value to the redeeming holder in advance of any redemption. See additional information below.

Profile

Primary Exchange	NYSE Arca	Bloomberg Index Ticker	BXIICIUS
Ticker	ICI	CUSIP	06739H412
Intraday Indicative Value Ticker	ICI.IV	Inception Date	1/31/2008
Bloomberg ETN Keystroke	ICI<EQUITY><GO>	Maturity Date	1/28/2038
Yearly Fee	0.65%¹

*	With short sales, you risk paying more for a security than you receive from its sale.

As of 01/31/2008

Returns

	1 mo.	3 mo.	6 mo.	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.	Since Note Incept.
Index	-5.92%	-5.96%	-1.27%	-5.92%	-1.60%	5.99%	9.01%	6.64%	-2.99%
iPath Indicative Value Return	-6.02%	-6.17%	-1.67%	-6.02%	N/A	N/A	N/A	N/A	-3.51%

Index returns prior to 9/25/06 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.

As of 01/31/2008

Market Price Returns

	1 mo.	3 mo.	6 mo.	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.	Since Note Incept.
iPath Market Price Return	-6.25%	-6.44%	-2.80%	-6.25%	N/A	N/A	N/A	N/A	-3.80%

Source: BGI. Period ending 01/08. Prior to 3/28, Daily Indicative Value was used as a proxy for Market Price.

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. See additional market price information.

CURRENCY BREAKDOWN	As of 02/15/2008

Sources: Barclays Capital as of 2/15/08.

CUMULATIVE RETURN GRAPH (daily returns)	As of 2/29/2008

As of 2/29/08 (daily returns) Index returns prior to 9/25/06 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.

CORRELATIONS	As of 2/29/2008

Barclays Intelligent Carry Index™	1.00
Dow Jones- AIG Commodity Index Total ReturnSM	-0.03
S&P 500® Index	0.33
Lehman U.S. Aggregate Index	0.07
MSCI EAFE Index	0.29

Sources: Barclays Capital, MSCI, Lehman Brothers, S&P, Dow Jones. (2/03-2/08) based on monthly returns.

Index Returns

Index Returns measure returns over the relevant period using the change in the index level expressed as a percentage from the beginning of the relevant period to the end of the relevant period. Index Returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index Returns do not reflect any management fees, transaction costs, or expenses which would reduce your actual return. Indexes are unmanaged and one cannot invest directly in an index.

Market Price Returns

Market Price Returns measure returns over the relevant period using the change in the midpoint of the bid/ask spread at 4:00 pm Eastern time (or the last midpoint of the bid/ask spread prior to 4:00 pm Eastern time) expressed as a percentage from the beginning of the relevant period to the end of the relevant period and do not represent the returns you would receive if you traded at other times. Market Price Returns do not account for brokerage commissions which will reduce actual returns.

Indicative Value Returns

The Indicative Value Returns measure the returns over the relevant period using the change in the Indicative Value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the current investor fee.

Redemption Value

Subject to the notification requirements described in the prospectus, Securities may be redeemed on any redemption date during the term of the Securities. If Securities are redeemed, they will receive a Daily Redemption Value, which is equal to the principal amount per unit times the index factor on the applicable Valuation Date less the investor fee on the applicable Valuation Date. At least 50,000 units2 of a particular iPath ETN must be redeemed at one time in order to exercise the right to redeem Securities on any Redemption Date.

A Redemption Date is the third business day following each valuation date. Valuation Date means each business day during the term of the Securities inclusive or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Indicative Value

An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor under the respective ticker symbols listed above. Additionally, the Daily Indicative value of each iPath ETN is calculated and posted each trading day to the Indicative Values table above. In connection with iPath ETNs, the term “indicative value” refers to the value at a given time determined based on the following equation:

Indicative Value = Principal Amount per Unit X (Current Index Level / Initial Index Level) - Current Investor Fee

Where:

Principal Amount per Unit = $50

Current Index Level = The most recent published level of the index underlying your iPath ETN as reported by the relevant index sponsor.

Initial Index Level = The level of the relevant index on the inception date.

Current Investor Fee = The most recent daily calculation of the investor fee with respect to an iPath ETN, determined as described above (which, during any trading day, will be the investor fee determined on the preceding calendar day).

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor do they reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indices underlying each iPath ETN may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of each iPath ETN. Index levels provided by the sponsors of the indices underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the iPath ETN may be different from their indicative value.

[1]

The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the Index on the inception date.

[2]

The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units, applicable to all holders, at the time the reduction becomes effective.

PRIVACY POLICY | TERMS OF USE | BARCLAYS | BARCLAYS CAPITAL INC. | BARCLAYS GLOBAL INVESTORS | PRESS RELEASES

©2008 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

PAGE TITLE	Events & eLearning
URL	http://www.ipathetn.com/events/fp.jsp

[Header Graphic]

EVENTS AND eLEARNING

Portfolio Management Strategies with iPath® ETNs [Graphic]

Diversification with iPath® Commodity Exchange Traded Notes

iPath® Commodity ETNs provide investors the vehicles to enhance the diversification of their portfolios consisting of traditional assets and alternative, low-correlating assets.

Risk Management with the iPath® CBOE S&P 500 BuyWrite IndexSM ETN

A buy-write strategy can be an effective risk management tool, designed to outperform the index in neutral or bear markets, while designed to underperform in bull markets. In other words, it may help to smooth the bumps in the road for investors.

iPath® ETN Presentations [Graphic]

The Case from Commodities

Inside iPath Exchange Traded Notes (ETNs)

iPath® Optimized Currency Carry ETN [Graphic]

ICI Product Strategy Brief

Barclays Capital Research [Graphic]

The Commodity Refiner — Spring 2008

Global FX Quarterly

FOR FINANCIAL PROFESSIONALS ONLY. NOT FOR PUBLIC DISTRIBUTION.

PRIVACY POLICY | TERMS OF USE | BARCLAYS | BARCLAYS CAPITAL INC. | BARCLAYS GLOBAL INVESTORS | PRESS RELEASES

©2008 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.